Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

Host Hotels & Resorts, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-75055) on Form S-8 of Host Hotels & Resorts, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the Host Hotels & Resorts, L.P. Retirement and Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Host Hotels & Resorts, L.P. Retirement and Savings Plan.

/s/ KPMG LLP

McLean, Virginia

June 29, 2009